Exhibit 99.1

One Franklin Plaza

Burlington, NJ 08016-4907

(609) 386-2500

CONTACT:	ARNOLD D. LEVITT
Senior Vice President
Chief Financial Officer
609-386-2500

FOR IMMEDIATE RELEASE

FRANKLIN ELECTRONIC PUBLISHERS REPORTS

YEAR END RESULTS

Burlington, New Jersey – June 29, 2007 – Franklin Electronic Publishers, Incorporated (AMEX:FEP) reported a net loss of $3,180,000 or $.39 per share for the fiscal year ended March 31, 2007 compared with net income in the prior year of $2,012,000 or $.22 per share after preferred stock dividends. Sales for the year ended March 31, 2007 were $52,213,000 compared with $59,622,000 in the prior year. The sales decline of approximately $7,400,000 is primarily due to lower product sales of $5,200,000 in North America partially offset by increased international sales of $1,300,000 and the inclusion in the prior year of sales from two technology licensing agreements of $3,500,000 which provided a gross margin of $2,300,000.

The Company reported a net loss for its fiscal 2007 fourth quarter of $1,636,000 or $.20 per common share, compared with a net loss in the same quarter last year of $1,005,000 or $.12 per common share. During its fiscal 2007 fourth quarter, the Company has written off approximately $900,000 of capitalized software and prepaid royalties pertaining to products produced for the Japanese market partially offset by the reversal in such quarter of a provision of $510,000 taken in fiscal 2006 to provide for a minimum purchase commitment to Seiko Instruments Inc. (SII). For the three months ended March 31, 2007 revenues were $10,973,000, compared with $10,178,000 in the same period last year.

The Company has executed a non-binding Memorandum of Understanding with SII, under which, subject to concluding a definitive agreement, SII would make a one time payment to the Company of $3,000,000 in consideration for the elimination of minimum purchase commitments of both parties in the agreements under which SII distributes the Company’s products in Japan and the Company distributes SII’s products in the United States and Germany. Any payments received pursuant to the definitive agreement will be reflected in the Company’s fiscal 2008 financial statements.

Barry Lipsky, President and CEO said that, “We are well on the road to a strong rebound in sales and a return to profitability in fiscal 2008 led by increased domestic sales and margin from the launch of three new products and broadened distribution, coupled with a 15% anticipated increase in our international sales.” Mr. Lipsky went on to say, “We remain in an excellent cash position and continue to explore opportunities for acquisitions that would leverage our mainstream distribution channels and/or enhance the Company’s technology and product development process.”

About Franklin

Franklin Electronic Publishers Incorporated (AMEX:FEP) is a world leader in electronic handheld information, having sold more than 39,000,000 electronic books since 1986. Current titles available directly or through partners number more than 40,000 in sixteen languages under license from world class publishers, such as Merriam-Webster and HarperCollins, focused in five genres: Learning, Language Learning, Travel, Spiritual, and Leisure. The Company also licenses its underlying technology to an array of partners including Adobe, Sun Microsystems and Ademco (a division of Honeywell). Franklin distributes ROLODEX® Electronics branded organizers worldwide and SEIKO branded reference products in North and South America, Australia and the European Community. Franklin’s products are available at 45,000 retail outlets worldwide, through catalogs, and online at http://www.franklin.com.

ROLODEX® is a registered trademark of Berol Corporation, a subsidiary of Newell Rubbermaid Inc. SEIKO is a registered trademark of SEIKO Corporation.

Except for the historical information contained herein, the matters discussed throughout this release, including, but not limited to, those that are stated as Franklin’s belief or expectation or preceded by the words “should” or “would” are forward looking statements that involve risks to and uncertainties in Franklin’s business, including, among other things, the timely availability and acceptance of new electronic books and other electronic products, changes in technology, the successful integration of any acquisitions, the impact of competitive electronic products, the management of inventories dependence on key licenses, titles and products, dependence on third party component suppliers and manufacturers, including those that provide Franklin-specific parts and other risks and uncertainties that may be detailed from time to time in Franklin’s reports filed with the Securities and Exchange Commission.

FRANKLIN ELECTRONIC PUBLISHERS, INC.

(in thousands, except per share data)

	Twelve Months Ended March 31,
	2007	2006
Sales	$52,213	$59,622

Gross Margin	23,892	30,017

Pre Tax Income (Loss)	(3,112)	2,104

Net Income (Loss)	(3,180)	2,012

Preferred Stock Dividend	—	243

Income (Loss) Applicable to Common Stock	(3,180)	1,769

Income (Loss) Per Common Share

Basic	($0.39)	$0.22

Diluted	($0.39)	$0.21

Weighted Average Common Shares

Basic	8,216	8,169

Diluted	8,216	8,574

	Three Months Ended March 31,
	2007	2006

Sales	$10,973	$10,178

Gross Margin	4,923	4,687

Pre Tax Income (Loss)	(1,784)	(1,101)

Net Income (Loss)	(1,636)	(1,005)

Preferred Stock Dividend	—	—

Income (Loss) Applicable to Common Stock	(1,636)	(1,005)

Income (Loss) Per Common Share

Basic	($0.20)	($0.12)

Diluted	($0.20)	($0.12)

Weighted Average Common Shares

Basic	8,218	8,200

Diluted	8,218	8,632